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Exhibit 21

SUBSIDIARIES OF NETSCOUT

Name	Jurisdiction of Incorporation
NetScout Systems Security Corporation	Massachusetts
NetScout Systems Canada Inc.	Ontario, Canada
NetScout Systems Foreign Sales Corporation	Barbados
NetScout Systems (UK) Limited	England and Wales
NetScout Service Level Corporation	Delaware
NetScout Systems France, SARL	France
NetScout Systems (HK) Limited	Hong Kong
NetScout Systems Mexico, S.A. de C.V.	Mexico
NetScout Systems Singapore Pte Ltd.	Singapore
NetScout Systems Norway AS	Norway
NextPoint Network Securities Corporation*	Massachusetts
NetScout Systems India Pvt. Ltd.	India
NetScout Systems Switzerland GmbH	Switzerland
NetScout Systems Japan K.K.	Japan

*
Subsidiary of NetScout Service Level Corporation

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SUBSIDIARIES OF NETSCOUT